

June 29, 2011

Via E-mail

Mr. Luca Maestri
Chief Financial Officer
Xerox Corporation
P.O. Box 4505, 45 Glover Avenue
Norwalk, CT 06856-4505

> **Re:**   **Xerox Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-04471**

Dear Mr. Maestri:

We have reviewed your letter dated May 24, 2011, in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 12, 2011.

Form 10-K for the Fiscal Year ended December 31, 2010

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note your response to prior comment 3. As a general matter, we note that it is possible that an acquisition can mask trends, demands, commitments, events, and uncertainties in a company's pre-existing business that are material to an understanding of that company's consolidated financial condition, changes in financial condition and results of operations. In your facts and circumstances, it appears that your discussions of service revenue, gross margin, and selling general and administrative expenses provide

little or no analysis of the changes depicted in Xerox's consolidated financial statement line items that relate to Xerox's pre-existing business, but it's not clear why. Please provide proposed disclosure that either provides such analysis or explains why it is not necessary.

Notes to the Consolidated Financial Statements

Note 17 – Contingencies

Litigation Against the Company, page 94

2.   We note that your response to prior comment 6 indicates that at this time you do not believe that it is reasonably possible that additional losses in excess of the amount already accrued would be material. If this continues to be true, please revise your disclosures in future filings to indicate this fact.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief